Filed by Coca-Cola West Co., Ltd.
Pursuant to Rule 425 under the U.S. Securities Act of 1933
Subject Company: Coca-Cola East Japan Co., Ltd. (File Number: 132-02805)
Dated September 30, 2016

September 30, 2016
PRESS RELEASE

Company	Coca-Cola West Co., Ltd.
Representative	Representative Director and President	Tamio Yoshimatsu
(TSE/FSE Code 2579)
Inquires	Executive Officer, General Affairs	Toyoji Okada
(TEL 092-641-8760)

Notice Concerning the (Planned) Changes in the Top Shareholder that is a Major
Shareholder and in other Affiliated Companies

Coca-Cola West Co., Ltd. (the “Company”) hereby announces that changes in the Company’s top shareholder which is a major shareholder and in other affiliated companies are expected to occur on April 1, 2017.

1. Background Leading to the Changes
As stated in the press releases entitled “Announcement Regarding Proposed Integration and Share Exchange Agreement between Coca-Cola West Co., Ltd. and Coca-Cola East Japan Co., Ltd., and Shift to Holding Company Structure through Company Split, Change of Trade Name and Partial Amendment of Articles of Incorporation of Coca-Cola West Co., Ltd. - Integrated Company to be Named Coca-Cola Bottlers Japan Inc.” the Company and Coca-Cola East Japan Co., Ltd. intend to conduct a share exchange (hereinafter referred to as the “Share Exchange”) with the Company as the sole parent company and Coca-Cola East Japan Co., Ltd. (hereinafter referred to as “CCEJ”) as the wholly-owned subsidiary, after obtaining the approval of their respective annual general meetings of shareholders to be held in March 2017. In connection with this, changes in the Company’s top shareholder that is a major shareholder and in other affiliated companies are expected to occur.

2. Overview of the Shareholder Subject to Changes
(1) Shareholder that will cease to be the top shareholder that is a major shareholder and other affiliated companies
(as of March 31, 2016)
Name	Ricoh Company, Ltd.
Location	1-3-6 Nakamagome, Ota-ku, Tokyo
Representative Title/Name	President and CEO/ Zenji Miura
Businesses	Development, production, sales and services, etc. in Imaging & Solutions, Industrial Products and other areas
Capital	JPY 135,364 million
Foundation	February 6, 1936
Consolidated Net Assets	JPY 1,147,764 million
Consolidated Total Assets	JPY 2,776,461 million

Major Shareholders and Shareholding Ratios
The Master Trust Bank of Japan, Ltd. (Trust Account)
The GOLDMAN SACHS INTERNATIONAL
Japan Trustee Services Bank Ltd. (Trust Account)
Nippon Life Insurance Company
Japan Trustee Services Bank, Ltd. (Trust Account 9)
7.91% 6.09% 5.86% 3.95% 3.40%
Relationships between the Listed Company and the Shareholder
Capital relationship
Ricoh Company, Ltd. (hereinafter referred to as “Ricoh”) holds 17,075,239 (15.65%) of the Company’s shares and Ricoh’s consolidated subsidiary Ricoh Leasing Company, Ltd. holds 384,248 of the Company’s shares (0.35%). (as of June 30, 2016)

Personal relationship	One of Ricoh’s representative directors has been appointed as an outside director of the Company.
Business relationship	The Company receives system maintenance services, etc. from the Ricoh Group. Ricoh’s group companies have business with the Company’s group companies for the sale of soft drinks.

(2) Shareholder that will become the top shareholder which is a major shareholder and other major shareholders that will become affiliated companies (indirect ownership)
(as of December 31, 2015)
Name	The Coca-Cola Company
Location	One Coca-Cola Plaza, N.W., Atlanta, GA 30313, United States
Representative Title/Name	Chairman of the Board and Chief Executive Officer/Muhtar Kent
Businesses	Sale of soft drinks (including concentrate)
Capital	USD 1,760 million
Foundation	September 5, 1919
Consolidated Net Assets	USD 25,764 million
Consolidated Total Assets	USD 90,093 million
Major Shareholders and Shareholding Ratios	Berkshire Hathaway, Inc. The Vanguard Group BlackRock Inc.	9.27% 6.07% 5.44%
Relationships between the Listed Company and the Shareholder
Capital relationship	The Coca-Cola Company’s subsidiary Coca-Cola Holdings West Japan, Inc. holds 4,074,945 (3.73%) of the Company’s shares.
Personal relationship	One of The Coca-Cola Company’s employees has been appointed as an outside director of the Company.
Business relationship
The Coca-Cola Company and its subsidiary Coca-Cola (Japan) Company Limited have agreements with the Company concerning the manufacture and sale of Coca-Cola, etc. and the use of trademarks, etc., as well as the Company also has business relationships concerning the provision and receipt of sales promotion rebates with Coca-Cola (Japan) Company Limited.

3. Number and Ratio of Voting Rights Held by the Shareholders Before and After the Change
(1) Ricoh Company, Ltd.
		Number of Voting Rights (Ratio of Voting Rights)			Major
	Attributes	Portion Directly Owned	Additional Portion	Total	Shareholder Position
Before Change (as of June 30, 2016)	Top shareholder that is a major shareholder and other affiliated companies	170,752 shares (15.68%)	3,842 shares (0.35%)	174,594 shares (16.03%)	1st
After Change	-	170,752 shares (8.38%)	3,842 shares (0.19%)	174,594 shares (8.57%)	1st

(2) The Coca-Cola Company (Indirect Ownership)
		Number of Voting Rights (Ratio of Voting Rights)			Major
	Attributes	Portion Directly Owned	Additional Portion	Total	Shareholder Position
Before Change (as of June 30, 2016)	-	-	40,749 shares (3.74%)	40,749 shares (3.74%)	-
After Change	Top shareholder that is a major shareholder and other affiliated companies	-	337,188 shares (16.55%)	337,188 shares (16.55%)	-
※
The above numbers of voting rights (ratios of voting rights) after the change are calculated according to the number of shares outstanding, treasury shares and shares less than one unit of the Company and CCEJ, and the number of CCEJ shares held by the Company as of June 30, 2016. Therefore, the actual number of voting rights (ratio of voting rights) after the change may differ.

4. Scheduled Date of the Change
April 1, 2017

5. Change in Unlisted Parent Company, etc. Subject to Disclosure
Not applicable.

6. Future outlook
Please refer to the press releases entitled “Announcement Regarding Proposed Integration and Share Exchange Agreement between Coca-Cola West Co., Ltd. and Coca-Cola East Japan Co., Ltd., and Shift to Holding Company Structure through Company Split, Change of Trade Name and Partial Amendment of Articles of Incorporation of Coca-Cola West Co., Ltd. - Integrated Company to be Named Coca-Cola Bottlers Japan Inc.” dated September 30, 2016.

In conjunction with its business integration (“Business Integration”) with Coca-Cola East Japan Co., Ltd. (“CCEJ”), Coca-Cola West Co., Ltd. (“CCW”) may be required to submit Form F-4 as registration to the U.S. Securities and Exchange Commission (“SEC”).  In such a case, the prospectus and other documentation will be included as part of Form F-4. Once Form F-4 is submitted and is made effective, the prospectus submitted as part of Form F-4 is expected to be sent to CCEJ’s shareholders in the U.S., prior to the General Shareholders’ Meeting where the voting will be held to approve the Business Integration. If Form F-4 must be submitted, the Form and prospectus will include valuable information related to both parties, the Business Integration, and other relevant data.  We request that the U.S. shareholders, to which the said prospectus shall be distributed, carefully read through Form F-4, which may be submitted to SEC with respect to the Business Integration, the prospectus, and other documents, prior to exercising the voting rights for the Business Integration at the General Shareholders’ Meeting. All documentation submitted to SEC with respect to the Business Integration will be disclosed free of charge on SEC’s homepage (www.sec.gov). In addition, such documentation may be sent by post upon request free of charge.  Please contact the person below if you wish to apply for the documentation to be sent by post:
Company Name : Coca-Cola West Co., Ltd.
Address : 7-9-66, Hakozaki, Higashi-ku, Fukuoka-shi, Fukuoka, Japan, 812-8650
Person in charge : Masakiyo Uike, Finance Department
Tell : +81-92-641-8585　 Email :  masakiyo-uike@ccwest.co.jp